EXHIBIT 99.1

Galapagos to present at 40th Annual J.P. Morgan Healthcare Conference

Mechelen, Belgium; 6 January 2022, 15.30 CET – Galapagos NV (Euronext & NASDAQ: GLPG) will participate in the 40th Annual J.P. Morgan Healthcare Conference on January 10-13, 2022.

Onno van de Stolpe, CEO, will present on Thursday, January 13 at 14.15 CET (8.15 a.m. ET). The presentation will be a live audio webcast and can be accessed via the following link. A replay of the webcast will be available on the Galapagos’ website at www.glpg.com.

About Galapagos
Galapagos NV discovers, develops, and commercializes small molecule medicines with novel modes of action. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis, and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development, and commercialization of innovative medicines. More information at www.glpg.com.

Contacts

Investors:
Sofie Van Gijsel
Head of Investor Relations
+1 781 296 1143

Sandra Cauwenberghs
Director Investor Relations
+32 495 58 46 63
ir@glpg.com

Media:
Marieke Vermeersch
Head of Corporate Communications
+32 479 49 06 03
communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.